UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6 K
Report of Foreign Private Issuer
Pursuant to Rules 13a 16 or 15d 16 under
the Securities Exchange Act of 1934
Dated December 18, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20 F or Form 40 F.
Form 20 F Form 40 F
Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by
Regulation S T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by
Regulation S T Rule 101(b)(7): _____

MARKET RELEASE
Appointment of Directors
Johannesburg, 18 December 2019: In terms of Section 3.59 of the Listings Requirements of the JSE Limited, Sibanye-
Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce the appointment of Messrs Wang Bin and Lu Jiongjie as Non-Independent, Non-Executive Directors to the Company’s Board with effect from 1 January 2020. The appointments are pursuant to a written merger agreement entered into in August 2013 between Sibanye Gold and
Gold One International Limited (“Gold One”) for the acquisition by Sibanye Gold of Gold One’s Cooke and Ezulwini
Operations.

Mr Wang Bin has over 20 years of experience in engineering management, operational leadership, project development, and corporate business development in the mining and metals industry. He is currently the deputy general manager of Baiyin Nonferrous Group Co. Ltd, in charge of the overseas investments and assets management. Baiyin is one of the leading mining companies in China with businesses comprising mining, processing, smelting and refining, downstream manufacturing, research & development, investment and trading. Mr. Wang Bin was previously the project director for the acquisition of the 40% minority shareholders’ equity of Gold One Group Limited.

Mr Lu Jiongjie is currently the General Manager of Baiyin International Investment Ltd which he established in 2013 as
Baiyin’s platform for overseas investment and management, and grew to the current size of approximately US$400m investments under management and US$800m debt financing under management, on behalf of Baiyin Group. He previously worked as an Associate and Director of Long March Capital wherein he participated in the various mining transactions, including a $635m investment by a Chinese consortium led by Baiyin in 2011 to acquire Gold One.

The Board welcomes Messrs Bin and Jiongjie to the Company and looks forward to their valuable contribution.

Contacts:
Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited’s (trading as Sibanye-Stillwater) (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-
looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual
Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by
Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785). Readers are cautioned not to place undue reliance on such statements.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 18, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer